SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 5)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
-------------------------------------------------------------------------------
                                 (CUSIP Number)

J. M. Neville, Vice President, Assistant Secretary and General Counsel, Ralston
                                     Purina
  Company, Checkerboard Square, St. Louis, MO 63164  Telephone (314) 982-1266
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 7, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ralston Purina Company
     IRS Identification No. 43-0470580
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2 of Schedule 13D)
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)[  ].

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri
--------------------------------------------------------------------------------
  Number of         7.   SOLE VOTING POWER
  Shares Bene-
  ficially Owned         16,923,077 (See Item 5 of Schedule 13D)
  by Each Reporting ------------------------------------------------------------
  Person With       8.   SHARED VOTING POWER

                         -0-
                    ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         16,923,077 (See Item 5 of Schedule 13D)
                    ------------------------------------------------------------

                    10.  SHARED DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES[  ].
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCS Holding Company
     IRS Identification No. 43-1379066
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2 of Schedule 13D)
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)[  ].

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  Number of         7.   SOLE VOTING POWER
  Shares Bene-
  ficially Owned         16,923,077 (See Item 5 of Schedule 13D)
  by Each Reporting ------------------------------------------------------------
  Person With       8.   SHARED VOTING POWER

                         -0-
                    ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         16,923,077 (See Item 5 of Schedule 13D)
                    ------------------------------------------------------------

                    10.  SHARED DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES[  ].
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                           RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                   Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934



Item 1. Security and Issuer.

     Item 1 of Schedule 13D is amended, in pertinent part, as follows:

     This Amendment No. 5 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; and Amendment No. 2 thereto, which was filed on October 10, 1995; and Amendment No. 3 thereto, which was filed on January 9, 1996; and Amendment No. 4 thereto, which was filed on May 10, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is amended, in pertinent part, as follows:

     Mr. W. P. Stiritz, Chairman of the Board and Chief Executive Officer of Ralston, and Mr. J. R. Elsesser, Vice President and Chief Financial Officer of Ralston, each were granted a non-qualified stock option to purchase 10,000 shares of Common Stock of the Issuer as described in Item 5. Messrs. Stiritz and Elsesser, who serve as non-employee directors of the Issuer, were granted such options pursuant to the Issuer's 1996 Stock Incentive Plan.

Item 5. Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is amended, in pertinent part, as follows:

     Mr. Stiritz beneficially owns 595,050 shares of the outstanding Common Stock of the Issuer. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 542,250 of such shares and he shares with his wife, Susan Stiritz, the power to vote or direct the vote and to dispose or direct the disposition of 42,800 of such shares. Of the total shares beneficially owned, Mr. Stiritz owns 10,000 of such shares in connection with a non-qualified stock option, described below, under which he has no power to vote or direct the vote at this time.

     Mr. Elsesser beneficially owns 14,550 shares of the outstanding Common Stock of the Issuer. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,300 of such shares and he shares with his wife, Lee Elsesser, the power to vote or direct the vote and to dispose or direct the disposition of 1,250 of such shares. Of the total shares beneficially owned, Mr. Stiritz owns 10,000 of such shares in connection with a non-qualified stock option, described below, under which he has no power to vote or direct the vote at this time.

     On September 24, 1996, the Issuer granted to each of Mr. Stiritz and Mr. Elsesser a non-qualified stock option for 10,000 shares of the Issuer at an exercise price of $37.00 per share. Each option is immediately exercisable and, upon such exercise, Mr. Stiritz and Mr. Elsesser will have sole power to vote or direct the vote of such shares. As of the date of this filing, neither Mr. Stiritz nor Mr. Elsesser has exercised the option granted to him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

     Item 6 of Schedule 13D is amended, in pertinent part, by adding the following:

     Effective September 24, 1996, Issuer executed an Award Notice and Non-Qualified Stock Option Agreement with each of William P. Stiritz and James R. Elsesser in connection with their service as non-employee directors of the Issuer. The terms of the grant are described in Item 5. The Award Notice and Non-Qualified Stock Option Agreements have been set forth as exhibits to this
Schedule 13D Amendment No. 5.

Item 7. Materials to be Filed as Exhibits.


     Exhibit 1: Award Notice and Non-Qualified Stock Option Agreement, effective September 24, 1996, between William P. Stiritz and Interstate Bakeries Corporation.

     Exhibit 2: Award Notice and Non-Qualified Stock Option Agreement, effective September 24, 1996, between James R. Elsesser and Interstate Bakeries Corporation.

Signature


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Statement is filed on behalf of each of Ralston and VCS.


Dated:  November 7, 1996

                                   RALSTON PURINA COMPANY


                                   Name:  Nancy E. Hamilton
                                   Title: Vice President, Secretary
                                          and Senior Counsel


                                   VCS HOLDING COMPANY


                                   Name:  Timothy L. Grosch
                                   Title: Secretary

                                                           APPENDIX I



                             RALSTON PURINA COMPANY


     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of November 7, 1996. It will be updated when amendments to this
Schedule 13D are filed.



                               EXECUTIVE OFFICERS


J. W. Brown: (a) see above; (b) Vice President of Ralston; and Chief Executive Officer and President, Protein Technologies International, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. R. Elsesser:  (a) see above;  (b) Vice President and Chief Financial  Officer of Ralston; (c) See Item 5.

P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

W. P. McGinnis: (a) see above; (b) Vice President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

G. L.  Meffert,  Jr.:   (a)  see  above;  (b) Vice  President  of  Ralston;  and
     President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) Vice President of Ralston; and Chairman of the Board and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) 10,000.

J. M. Neville: (a) see above; (b) Vice President, General Counsel and Assistant Secretary of Ralston; (c) 500.

W. P.  Stiritz:   (a) see  above; (b)  Chairman of  the Board,  Chief  Executive
     Officer and President of Ralston;
     (c) See Item 5.

A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston; (c) none.

N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel of Ralston; (c) none.

                                   DIRECTORS


                                                       APPENDIX I continued


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
     (b) Chairman, President and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs:  (a) 730 Third Avenue, New York, New York 10017; (b) Chairman and
     Chief Executive Officer of TIAA-CREF; (c) 5,000.

Donald Danforth, Jr.:  (a) Suite 330, 700 Corporate Park Drive, St. Louis,
     Missouri 63105; (b) President of Danforth Agri-Resources; (c) none.

William H. Danforth:  (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262,
     Clayton, Missouri 63105; (b) Chairman of the Board of Washington University; (c) none.
David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Retired President and Chief Executive Officer of Petrolite Corporation; (c) none.

Richard A. Liddy:  (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman,
     President and Chief Executive Officer of General American Life Insurance Company; (c) none

John F. McDonnell: (a) P. O. Box 516, St. Louis, Missouri 63166; (b) Chairman of the Board of McDonnell Douglas Corporation; (c) none.

Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
     (b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

W. P. Stiritz: (a) see above; (b) Chairman of the Board, Chief Executive Officer and President of Ralston;
     (c) See Item 5.

                                                       APPENDIX I continued

                              VCS HOLDING COMPANY


     Set forth below with respect to each director and executive officer of VCS Holding Company ("VCS") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of November 7, 1996. It will be updated when amendments to this
Schedule 13D are filed.


                               EXECUTIVE OFFICERS


J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) See
     Item 5.

P. C. Fulweiler, Vice President: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

J. P. Mulcahy, Vice President: (a) see above; (b) Vice President of Ralston Purina Company; and Chairman of the Board and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) 10,000.

J. M. Neville, Vice President: (a) see above; (b) Vice President, General Counsel and Assistant Secretary of Ralston Purina Company; (c) 500.

T. L. Grosch, Secretary: (a) see above; (b) Deputy General Counsel, Ralston Purina Company; (c) none.

M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina Company; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.


                                   DIRECTORS


J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) See Item 5.

P. C. Fulweiler: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.